Exhibit 99.1

JA Solar Receives NASDAQ Notice Regarding Non-Compliance with
Minimum Bid Price Rule

SHANGHAI, October 16, 2012 — JA Solar Holdings Co., Ltd. (NASDAQ: JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced that it has received a notice on October 11, 2012 from the NASDAQ Stock Market LLC stating that, based upon the closing bid price of the Company’s American Depositary Shares (“ADS”) for 30 consecutive business days, the Company no longer meets the requirement set forth in NASDAQ Marketplace Rule 5450(a)(1), which requires listed securities to maintain a bid price of US$1.00 per ADS (the “Minimum Bid Price Rule”). The NASDAQ notice has no immediate effect on the listing of the Company’s ADSs on the NASDAQ.

In accordance with NASDAQ Marketplace Rule 5810(c)(3)(A), the Company has been provided with a period of 180 calendar days or until April 9, 2013, to regain compliance with the Minimum Bid Price Rule. If at any time prior to April 9, 2013, the bid price of the Company’s ADSs closes at US$1.00 per ADS or more for a minimum of 10 consecutive business days, NASDAQ will notify the Company that it has regained compliance with the Minimum Bid Price Rule.

JA Solar is currently in compliance with all other NASDAQ quantitative continued listing standards and intends to take measures to regain compliance with the Minimum Bid Price Rule within the prescribed timeframe. The NASDAQ notification does not affect the Company’s business operations or its Securities and Exchange Commission reporting requirements.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar cells. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company also produces solar modules that it distributes under its own brand and produces on behalf of solar manufacturers globally. The Company shipped 1.69 GW of solar power products in 2011. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces. For more information, please visit www.jasolar.com.

Contact:

In China

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

E-mail: jasolar@brunswickgroup.com

In the U.S.

Patricia Grau

Brunswick Group

Tel: +1-415-671-7676

E-mail: jasolar@brunswickgroup.com